08030037

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44344

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 * (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H. RIVKIN & COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 WEST DELAWARE AVENUE
(No. and Street)

PENNINGTON	NEW JERSEY	08534-3201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANTHONY V.BRUNO, CPA — 973-808-1445
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VAN DUYNE, BEHRENS & CO.,P.A.
(Name – *if individual, state last, first, middle name*)

18 HOOK MOUNTAIN ROAD	P.O. BOX 896 PINE BROOK	NEW JERSEY	07058
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC
Mail Processing
Section

FEB 2 7 2008

Washington, DC
103

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, HAROLD RIVKIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H.RIVKIN & COMPANY, INC, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GWENDOLYN L. CONNOLLEY
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires April 3, 2011

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

H. RIVKIN AND COMPANY, INC.

REPORT PURSUANT TO RULE 17a-5(e) (4)

December 31, 2007

VAN DUYNE, BEHRENS & CO., P.A.
CERTIFIED PUBLIC ACCOUNTANTS
18 HOOK MOUNTAIN ROAD, P.O. BOX 896
PINE BROOK, NEW JERSEY 07058

Tel: 973-808-1445 • Fax: 973-808-1613
www.vb-cpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
H. Rivkin and Company, Inc.

We have audited the statement of financial condition of H. Rivkin and Company, Inc. (a New York corporation) as of December 31, 2007 and the related statements of income and retained earnings, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of H. Rivkin and Company, Inc. as of December 31, 2006 were audited by Anthony Bruno, CPA who merged with Van Duyne, Behrens and Co. as of October 1, 2007 and whose report dated February 5, 2007, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2007 financial statements referred to above, presents fairly in all material respects the financial position of H. Rivkin and Company, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Van Duyne, Behrens & Co.

Van Duyne, Behrens & Co.
Certified Public Accountants
February 19, 2008

H. RIVKIN AND COMPANY, INC.

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

December 31, 2007

VAN DUYNE, BEHRENS & CO., P.A.
CERTIFIED PUBLIC ACCOUNTANTS
18 HOOK MOUNTAIN ROAD, P.O. BOX 896
PINE BROOK, NEW JERSEY 07058

Tel: 973-808-1445 • Fax: 973-808-1613
www.vb-cpa.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON THE INTERNAL CONTROL STRUCTURE

To the Board of directors of
H. Rivkin and Company, Inc.

In planning and performing our audit of the financial statements of H. Rivkin and Company, Inc. (the "Company"), for the year ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by H. Rivkin and company, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (I) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with the exceptive provisions of Rule 15C3-3; and (ii) in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by rule 17a-13. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 (b) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customer or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future period is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level of risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a inadequacy for such purposes.

Bases on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives. In addition, our review indicated that H. Rivkin and Company, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to Paragraph k(2) (ii) as of December 31, 2007 and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report recognizes that it is not practicable in an organization the size of H. Rivkin and company, Inc. to achieve all the division of duties and cross-check generally included in a system of internal control structure and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Van Duyne, Behrens & Co.

Van Duyne, Behrens & Co.
Certified Public Accountants
February 19, 2008

H. RIVKIN AND COMPANY, INC.

REPORT PURSUANT TO RULE 17a-5(d)

December 31, 2007 & 2006

VAN DUYNE, BEHRENS & CO., P.A.
CERTIFIED PUBLIC ACCOUNTANTS
18 HOOK MOUNTAIN ROAD, P.O. BOX 896
PINE BROOK, NEW JERSEY 07058

Tel: 973-808-1445 • Fax: 973-808-1613
www.vb-cpa.com

INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
H. Rivkin and company, Inc.

Pursuant to rule 17a-5(e) (4) of the Securities Exchange Act of 1934, we have performed the following procedures with respect to the accompanying schedule of Securities Investor Protection Corporation Assessment and Payment of H. Rivkin and Company, Inc. for the year ended December 31, 2007. Our procedures were performed solely to assist the Company in complying with rule 17a-5(e) (4) and, accordingly, our report is not to be used for any other purpose. The procedures we performed were as follows:

(1) Compared listed assessment payments with respective cash disbursement record entries;

Because the above procedures do not constitute an audit conducted in accordance with auditing standards generally accepted in the United States of America, we do not express an opinion on the schedule referred to above.

For the year ended December 31, 2007 no SIPC-6 or SIPC-7 reports were required to be filed by the company, due to the fact that the SIPC fund exceeded one billion US dollars in assets.

Van Duyne, Behrens & Co.

Van Duyne, Behrens & Co.
Certified Public Accountants
February 19, 2008

H. RIVKIN AND COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007

Note 1 – Summary of Significant Accounting Policies

This summary of significant accounting policies of H. Rivkin and Company, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

Business Activity

The Company is a registered broker dealer with the Financial Industry Regulatory Authority (FINRA) and is active in the secondary market for corporate bonds and bank loans.

Method of Accounting

The books for accounting reflect transactions on the accrual method of accounting. For income tax reporting the Company has adopted the cash method.

Property and Equipment

Property and equipment are carried at cost. For property acquired in prior years, the straight-line method is used. Under this method, depreciation is provided by using recovery lives of 5 years for equipment and 7 years for furniture and fixtures.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses amounted to $578 and $1,008 in 2007 and 2006, respectively.

Statement of Cash Flows

The Company in compliance with Financial Accounting Standard Board (FASB) Statement No. 95, has adopted the cash flow method of presenting it statement of changes in financial position.

Income Taxes

Income taxes are based on financial statement income with a deferred tax provision (if applicable) to reflect the tax effect of timing differences between financial statement income and taxable income. Effective January 1, 1993, the company has adopted the Financial Accounting Standards Board Statement No. 109 for its accounting of income taxes. This standard requires an asset and a liability approach for financial accounting and reporting for income taxes and supersedes all other prior accounting pronouncements on this matter.

The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. A current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year. A deferred tax liability or asset is recognized for the future tax temporary differences and/or carryforwards. (See Note 7).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Securities transactions (and related commission revenue and expenses if applicable) are recorded on a settlement date basis.

Note 2 – Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with a maturity of three months or less at date of purchase to be cash equivalents. At times during the year, the Company maintained balances in bank accounts which exceeded the federally insured limit of $100,000. These balances fluctuated during the year. Management monitors regularly the financial condition of the banking institutions, along with their balances of cash and cash equivalents and tries to keep the risk to a minimum.

Note 3 – Brokers' Receivable

The clearing and depository operations for the Company's transactions are provided by Penson Financial Clearing Corporation. At December 31, 2007 & 2006 the account balance of $4,609 and $0 represented trading profits settled in 2007 & 2006 respectively that had not been transferred by the clearing house until 2008 & 2007 respectively.

Note 4 – Inventory - Securities

The inventory – securities account balances at December 31, 2007 & 2006 of $438,638 and $340,565 respectively is stated at the quoted market values with the resulting unrealized gain or loss reflected in the statement income.

H. RIVKIN AND COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007

Note 5 – Prepaid Expenses

Prepaid expenses at December 31, 2007 & 2006 are summarized as follows:

	2007	2006
Prepaid – other	$1,592	$ 0

Note 6 – Commitments

Minimum annual rental lease commitments for the main office and equipment are as follows:

2008 (New Jersey)	$ 17,400

Note 7 – Net Capital Requirement

As a registered broker-dealer and member firm of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. It computes its net capital under the aggregate indebtedness method, which requites that minimum net capital be equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2007 , the Company had net capital of $438,806 which exceeded its required net capital by $338,806.

Note 8 – Income Taxes

Current income taxes are based on the taxable income for the year, as measured by the current year's tax returns. The deferred tax adjustment is the amount required to adjust the deferred tax asset to that expected benefit to be incurred in future years. An assumption inherent in an enterprise's statements of financial position prepared in accordance with generally accepted accounting principles is that reported amounts of assets and liabilities will be recovered and settled, respectively. Based on that assumption, the deferred tax asset has been estimated using the tax rates in effect at the present time.

Reconciliation between financial statement income and taxable income at December 31, 2007 is as follows:

Financial statement income before taxes	$85,854
Adjustments for:	
Permanent differences	1,915
Temporary differences	(82,829)
Federal Taxable income	$ 4,940

H. RIVKIN AND COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007

The above reconciliation resulted in a deferred tax expense reflected in the statement of income and retained earnings as follows:

Federal	$ 15,582
State	7,383
	$ 22,965

END